

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Kung Lok Chiu
Chief Executive Officer
CCSC Technology International Holdings Limited
301-03, 13/F Shatin Galleria, 18-24 Shan Mei Street
Fotan, Shatin, Hong Kong

> **Re: CCSC Technology International Holdings Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed September 24, 2025**
> **File No. 333-289769**

Dear Kung Lok Chiu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1.   We note disclosure that the "actual public offering price will be determined at the time of pricing and <u>may</u> be at a discount to the current market price of our Class A Ordinary Shares or to the assumed price set forth above." Please revise the underlined disclosure to state "will likely, or will."

2.   Please revise to state on the cover page that each Class A Ordinary Share will be sold together with two Warrants. Also, disclose on the cover page and throughout the filing that the price of the securities being offered will be fixed for the duration of the offering. Further, we note disclosure on page 17 that "[b]ecause the sales of the shares offered hereby… if we sell shares at prices significantly below the price at which they invested." Please revise to clarify that the offering will be made at a fixed price for the duration of the offering or remove this disclosure.

<u>The Offering, page 14</u>

3. Refer to the disclosure under "Ordinary Shares Outstanding Immediately After the Offering" and footnote (1). The disclosure that 20,581,250 Class A Ordinary Shares are outstanding as of the date of this prospectus appears inconsistent with the other disclosure that 6,581,250 Class A Ordinary Shares are outstanding. Please revise here and page 24 to reconcile these discrepancies.

Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lisa Forcht